GREENKRAFT, INC.
2530 S. Birch Street
Santa Ana, CA 92707

June 4, 2014

Loan Lauren P. Nguyen
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Greenkraft, Inc. Registration Statement on Form S-1 File No. 333-193917

Dear Ms. Nguyen:

Greenkraft, Inc. (the “Company”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 5:00 p.m., Eastern Time, on Friday, June 6, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff comments or the declaration of effectiveness of this registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREENKRAFT, INC.

By:	/s/ George Gemayel
George Gemayel
President and Chief Executive Officer